Exhibit 1

[LOGO]   HAVAS


                         UPDATE DATED SEPTEMBER 17, 2004
                      OF 2003 ANNUAL REPORT FILED WITH THE
               "AUTORITE DES MARCHES FINANCIERS" ON APRIL 30, 2004
                             UNDER NUMBER D 04.0629


                     Translation of French language original

1.    CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2004

I.    Consolidated income statement

------------------------------------------------------------------------------------------------------------
          (In (euro) thousand)                        Notes   1st half 2004   1st half 2003         2003
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Billings                                                        4 999 859        5 573 399       10 969 782
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Turnover                                                        2 738 110        2 868 342        5 490 233
Cost of sales                                                  (1 988 506)      (2 032 750)      (3 845 588)
Revenue                                               IV.10       749 604          835 592        1 644 645
Compensation                                                     (418 335)        (497 159)        (968 316)
Other expenses, net                                              (240 006)        (270 275)        (540 529)
Total operating expenses                                         (658 341)        (767 434)      (1 508 845)
Operating income                                      IV.10        91 263           68 158          135 800
Financial income (expense)                            IV.7        (25 906)         (19 279)         (44 766)
Profit before tax and exceptional items                            65 357           48 879           91 034
Exceptional items                                     IV.8         (1 733)          (3 449)        (225 862)
Tax                                                               (16 562)         (16 505)         (38 196)
Net income of fully consolidated companies                         47 062           28 925         (173 024)
Income from associates (equity method)                                694              203              710
Net income before goodwill amort. & impairment                     47 756           29 128         (172 314)
Group share                                                        43 234           25 022         (179 308)
Goodwill amortization and impairment                              (29 350)         (83 295)        (216 820)
Consolidated net income                                            18 406          (54 167)        (389 134)
Group share                                                        13 935          (58 226)        (395 753)

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                        IV.9
Net income before goodwill amort. & impairment
                                                               ---------------------------------------------
     Basic earnings                                                  0,14             0,08            (0,60)
     Diluted earnings                                                0,14             0,08            (0,60)
                                                               ---------------------------------------------
Consolidated net income
                                                               ---------------------------------------------
     Basic earnings                                                  0,05            (0,20)           (1,33)
     Diluted earnings                                                0,05            (0,20)           (1,33)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
EBIT                                                               90 224           64 912          (89 352)
------------------------------------------------------------------------------------------------------------

II. Consolidated balance sheet

--------------------------------------------------------------------------------
     ASSETS (In (euro) thousand)              Notes     30.06.2004    31.12.2003

                                                            Net            Net
--------------------------------------------------------------------------------
Goodwill                                      IV.2       1 562 077     1 583 185

Other intangible assets                                     47 856        53 544

Tangible assets                                            130 851       137 357

Land                                                           426           559

Buildings                                                   40 282        39 251

Plant and Equipment                                         30 407        35 703

Others                                                      59 736        61 844

Financial assets                                            41 629        22 606

Investments in non-consolidated companies                    9 107         5 951

Associates' equity (equity method)                           1 912           968

Others                                                      30 610        15 687

--------------------------------------------------------------------------------
Total fixed assets                            IV.10      1 782 413     1 796 692
--------------------------------------------------------------------------------

Work in progress                                            40 114        59 794

Trade receivables                                        1 179 274     1 131 729

Other debtors and sundry receivables                       407 442       386 650

Deferred tax assets                                        190 157       166 609

Marketable securities                         IV.3         218 089       445 860

Cash                                          IV.4         185 264       253 315

--------------------------------------------------------------------------------
Total current assets                          IV.10      2 220 340     2 443 957
--------------------------------------------------------------------------------
TOTAL ASSETS                                             4 002 753     4 240 649
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
 Liabilities and equity (In (euro) thousand)     Notes        30.06.2004    31.12.2003
---------------------------------------------------------------------------------------
Shareholders' equity (Group share)                               658 357       640 387

Share capital                                                    122 509       122 479

Share premium account                                          1 188 201     1 789 950

Retained earnings                                               (666 288)     (876 289)

Consolidated net income                                           13 935      (395 753)

Minority interests                                                18 483        21 279

Retained earnings                                                 14 012        14 660

Net income                                                         4 471         6 619

Provisions for risk and expenses                                 239 717       244 731

                                               IV.4, IV.5,
Financial liabilities                              IV.6        1 203 276     1 341 162

Convertible bonds                                              1 015 580     1 100 924

Other borrowings and financial liabilities                       187 696       240 238

Operating and non-operating payables                           1 882 920     1 993 090

Trade payables                                                 1 074 860     1 047 188

Other payables                                                   800 426       936 155

Deferred tax liabilities                                           7 634         9 747

---------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                   4 002 753     4 240 649
---------------------------------------------------------------------------------------

II.   Consolidated statement of cash flows

---------------------------------------------------------------------------------------------------------------------
            (In (euro) thousand)                               Notes    1st half 2004      2003        1st half 2003
---------------------------------------------------------------------------------------------------------------------
Operating activities

Consolidated net income :                Group share                           13 935     (395 753)          (58 226)
                                         Minority interests                     4 471        6 619             4 059

Elimination of non cash items :

+ Amortization and depreciation                                                51 940      274 075           113 180
+ Changes in provisions and deferred taxes                                    (24 973)     130 048            (8 559)
- (Gains)/losses on disposal of fixed assets                                     (945)       6 899             1 490

Income from associates (equity method)  net of dividends                         (561)         124               (78)

Operating cash flows                                                           43 867       22 012            51 866

Changes in working capital                                                   (121 177)     132 262             1 270

---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     (77 310)     154 274            53 136
---------------------------------------------------------------------------------------------------------------------

Investments

Purchase of fixed assets                                                      (78 624)    (122 777)          (73 264)
- Intangible and tangible                                                     (18 978)     (55 031)          (31 891)
- Financial                                                                   (59 646)     (67 746)          (41 373)

Proceeds from sale of fixed assets                                             29 352       36 789             7 303
- Intangible and tangible                                                       2 307       23 124             1 704
- Financial                                                                    27 045       13 665             5 599

Net cash position of subsidiaries purchased or sold                            (7 354)       4 789            (1 517)

---------------------------------------------------------------------------------------------------------------------
Net cash used in investments                                                  (56 626)     (81 199)          (67 478)
---------------------------------------------------------------------------------------------------------------------

Financing

Dividends paid to Havas' shareholders                                         (14 972)     (29 896)          (29 899)
Dividends paid to minority interests                                           (4 748)     (13 375)           (5 247)
Capital increase                                                                  319        5 697               887

Proceeds from long-term borrowings                                             15 254       12 224             6 352
Repayment of long-term borrowings                                            (107 386)    (153 677)         (145 768)
Changes in cash from financing activities                                     (62 567)      52 990            (7 631)

---------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing                                        (174 100)    (126 037)         (181 306)
---------------------------------------------------------------------------------------------------------------------

Net incrase (decrease) in cash and cash equivalents                          (308 036)     (52 962)         (195 648)

Cash and cash equivalents brought forward at January 1 (1)                    623 397      697 233           697 233
Currency translation adjustments on cash and cash equivalents                     809      (20 874)           (9 191)

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31 (1)                                  316 170      623 397           492 394
---------------------------------------------------------------------------------------------------------------------

(1) << Cash and cash equivalents >> at January 1 and December 31 does not include treasury stock which is shown in marketable securities in the balance sheet assets, as it cannot be assimilated as available.

III.  Changes in shareholders' equity

------------------------------------------------------------------------------------------------------------------------------------
        (In (euro) thousand)                                         Group share
                                 ----------------------------------------------------------------------------------------
                                                                 Consolidated                       Currency
                                                Share premium  retained earnings                  translation              Minority
                                 Share capital     account       and net income   Treasury stock   adjustments    Total    interests
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
December 31, 2002                      122 088    1 786 247          -588 819         -49 739        -104 292   1 165 485     31 853
------------------------------------------------------------------------------------------------------------------------------------
Dividends distributed                                                 -29 896                                     -29 896    -13 760
------------------------------------------------------------------------------------------------------------------------------------
Stock options exercised                    390        3 678               -85                                       3 983
------------------------------------------------------------------------------------------------------------------------------------
Conversion of bonds                          1           25                                                            26
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                        -14 002          31 187                      17 185
------------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                                     -120 756    -120 756     -2 276
------------------------------------------------------------------------------------------------------------------------------------
Other movements                                                           113                                         113     -1 157
------------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                              -395 753                                    -395 753      6 619
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
December 31, 2003                      122 479    1 789 950        -1 028 442         -18 552        -225 048     640 387     21 279
------------------------------------------------------------------------------------------------------------------------------------
Dividends distributed                              -602 206           587 234                                     -14 972     -4 682
------------------------------------------------------------------------------------------------------------------------------------
Stock options exercised                     30          457              -330                                         157
------------------------------------------------------------------------------------------------------------------------------------
Conversion of bonds
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                         -1 419           3 018                       1 599
------------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                                       17 411      17 411        185
------------------------------------------------------------------------------------------------------------------------------------
Other movements                                                          -160                                        -160     -2 770
------------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                13 935                                      13 935      4 471
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
June 30, 2004                          122 509    1 188 201          -429 182         -15 534        -207 637     658 357     18 483
------------------------------------------------------------------------------------------------------------------------------------

      In 1992, the goodwill arising on the acquisition of RSCG Group was partially written off against consolidated reserves in accordance with article 248-3 of the Decree of March 27, 1987. Had this goodwill of an amount of (euro)85,758 thousand not been written off, the first half 2004 theoretical amortization would have been increased by (euro)1,072 thousand.

      The goodwill relating to the acquisition of Snyder SNC, which was also written off against equity according to the pooling of interests method, would have increased amortization theoretically by (euro)24,407 thousand.

IV.   Notes to the consolidated financial statements

      Note 1. Principles and methods

      Havas' consolidated financial statements as at June 30, 2004, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.

      Pension obligations and post-employment benefits have been recognized since 2000, according to the projected credit units method which is compliant with the instructions of the CNC ("Conseil National de la Comptabilite") Recommendation No 2003-01 of April 1, 2003. Goodwills have been reviewed according to US standard SFAS 142, as Regulation CRC 2002-10 was not applied by anticipation.

      The average rates of major foreign currencies are as follows:

-------------------------------------------------------------------------------
 Foreign currencies        1st half 2004           1st half 2003           2003
-------------------------------------------------------------------------------
USD                              1,22754                 1,10489        1,13088
-------------------------------------------------------------------------------
GBP                              0,67358                 0,68565        0,69190
-------------------------------------------------------------------------------

      Note 2. Scope of consolidation - Goodwill

      During the 1st half 2004, Havas did not acquire any material businesses. On the contrary, Havas sold or closed several companies or division units, as part of the 2003 reorganization plan.

      In addition, Havas acquired minority interests (buy-outs) and paid earn-outs for prior years' acquisitions which affected the balance sheet goodwill item as follows:

--------------------------------------------------------------------------------
Changes in goodwill                                           In (euro) thousand
--------------------------------------------------------------------------------
Gross value at December 31, 2003                                       2 058 137
--------------------------------------------------------------------------------
Acquisitions of new companies                                                657
--------------------------------------------------------------------------------
Acquisitions of minority interests                                         7 242
--------------------------------------------------------------------------------
Additional payments                                                          630
--------------------------------------------------------------------------------
Disposals                                                                -41 631
--------------------------------------------------------------------------------
Others                                                                      -939
--------------------------------------------------------------------------------
Currency translation adjustments                                          37 620
--------------------------------------------------------------------------------
Gross value at June 30, 2004                                           2 061 716
--------------------------------------------------------------------------------
Accumulated amortization at June 30, 2004                               -499 639
--------------------------------------------------------------------------------
Net value at June 30, 2004                                             1 562 077
--------------------------------------------------------------------------------

      Note 3. Treasury stock

      During the 1st half 2004, Havas completed the following transactions:

      -     acquisition of 27,600 treasury stock shares for (euro)138 thousand,

      - disposal of 208,146 shares, valued at (euro)3,155 thousand, of which 19,878 shares for the payment of 2003 Directors' fees, and 188,268 shares for the payment of non material acquisitions.

      As a result, 1,298,959 treasury stock shares held as at June 30, 2004 representing (euro)15,534 thousand were deducted from equity.

      In addition, Havas holds 6,135,158 treasury stock shares which are included in marketable securities, to cover a stock option plan granted to senior executives of the Group. As at June 30, 2004, 2,229,041 options relating to this plan became null and void.

      As at June 30, 2004 the total number of treasury stock shares is 7,434,177 corresponding to 2.43% of outstanding capital stock.

      Note 4. Net debt

      Between December 31, 2003 and June 2004 the net debt changed as follows:

----------------------------------------------------------------------------------------------------------------
                                                             Currency
                                                            translation     Change in
       (In (euro) thousand)                     31.12.03    adjustments       scope      Movements      30.06.04
----------------------------------------------------------------------------------------------------------------
Financial liabilities excluding overdraft     -1 292 889         -3 386            67      154 700    -1 141 508
----------------------------------------------------------------------------------------------------------------
Cash including overdraft                         653 030            809        -7 354     -300 683       345 802
----------------------------------------------------------------------------------------------------------------
Total                                           -639 859         -2 577        -7 287     -145 983      -795 706
----------------------------------------------------------------------------------------------------------------
Marketable securities allowance                   -2 128                                                  -4 216
----------------------------------------------------------------------------------------------------------------
Net debt                                        -641 987                                                -799 922
----------------------------------------------------------------------------------------------------------------

      The cash flows of the first half 2004 mainly are as follows:

      -     net cash provided by operating activities for a negative amount of
            (euro)77,310 thousand,
      -     net cash used in investing activities for a negative amount of
            (euro)56,626 thousand,
      -     dividends paid for an amount of (euro)19,720 thousand.

      Investments in intangible and tangible fixed assets (net of disposals) amount to (euro)16,671 thousand representing 2.2% of the revenue.

      Financial investments of (euro)59,646 thousand mainly include buy-out and earn-out payments for (euro)15,463 thousand and (euro)34,904 thousand, respectively.

      In addition, proceeds from disposals of some subsidiaries or divisions incurred during the first half 2004 amount to (euro)27,045 thousand.

      Note 5. Convertible bonds

      The convertible bond OCEANE 1999 was repaid at maturity on January 1, 2004 as planned. The two other OCEANE lines have remained unchanged in the first half 2004.

      As at June 30, 2004 26,184,277 OCEANE 2000 bonds and 41,860,465 OCEANE
      2002 bonds are outstanding and represent a debt of (euro)565,580 thousand and (euro)450,000 thousand, respectively.

      Redemption premiums relating to convertible bond OCEANE 2000 due at maturity assuming no conversion nor repurchase from July 1, 2004 amount to
      (euro)100,458 thousand of which (euro)68,415 thousand are provided for as at June 30, 2004.

      Note 6. Financial covenants

      The total amount of financial liabilities is (euro)1,203,276 thousand at June 30, 2004. These liabilities include:

      -     convertible bonds for (euro)1,015,580 thousand,
      -     overdraft for (euro)61,767 thousand,
      - bank borrowings for (euro)92,139 thousand of which (euro)30,216 thousand are subject to financial covenants,
      -     other financial liabilities for (euro)33,790 thousand.

      Only some bank borrowings are subject to covenants applicable on either Havas French GAAP consolidated accounts or its subsidiaries US GAAP consolidated accounts when borrowings are contracted locally.

      Due to market conditions and important reorganizations within the Group since the implementation of these covenants, certain ratios have not always been met. These covenants have then been amended (by waiver of default) with the agreement of the banks to avoid immediate repayment. The borrowings conditioned by these covenants amounted to (euro)17,875 thousand at June 30, 2004 for which waivers have been given on (euro)9,648 thousand at June, 30. In addition, total borrowings of (euro)12,341 thousand at June 30, 2004 located in the US are also subject to financial covenants which are applicable to local ratios based on US GAAP accounts. The related ratios will be verified at a later date, and should be met.

      Financial covenants to be applied to Group consolidated data are as follows:

      -     Minimum amount of shareholders' equity : (euro)380 million
      -     Net debt/EBITDA (excluding exceptional items): 2.75/1
      -     Net debt/shareholders' equity : 0.8/1
      -     EBIT/net financial income : 5.0/1.

      Financial covenants to be applied to local data are as follows:

      -     EBIT/interest expense : 3.0/1
      -     Debt/EBITDA : 3.8/1
      -     Debt/shareholders' equity: 2.5/1.

      Note 7. Net financial income / (expense)

      The net financial income includes, in particular:

      - a provision for redemption premiums of (euro)10,286 thousand relating to December 2000 bonds,
      - the amortization of convertible bond issue costs of (euro)1,848 thousand,
      - and a provision of (euro)1,227 thousand for depreciation of treasury stock shares allocated to the stock option plan and which are included in "Marketable securities".

      Note 8. Exceptional income / (expense)

      The first half 2004 exceptional items mainly are adjustments made to 2003 restructuring costs provided for.

      These adjustments are additional capital losses on disposals and reversals of provision for vacant premises which are now used by the Group. The exceptional items also include a reversal of provision for MCI WorldCom bad debt as detailed in note 12.

      Note 9. Earnings per share

      The average numbers of shares used for the first half 2004 earnings per share calculation are as follows:

                --------------------------------------------------
                             Before goodwill     After goodwill
                              amortization        amortization
                --------------------------------------------------
                Basic          298,715,775        298,715,775
                --------------------------------------------------
                Diluted        343,514,752        300,150,531
                --------------------------------------------------

      The adjustment made to the net income before goodwill amortization for the calculation of diluted earnings per share is an income of (euro)6,114 thousand. As the convertible bonds did not produce a dilutive effect on the calculation of diluted earnings per share after goodwill amortization, they were not taken into account in the calculation of the diluted number of shares.

      Note 10. Segment information

      --------------------------------------------------------------------------
                                        Operating                        Current
                            Revenue       income      Fixed assets       assets
      --------------------------------------------------------------------------
      In (euro) million         750            91          1 782           2 220
      --------------------------------------------------------------------------
      Europe                    52%           62%            66%             68%
      --------------------------------------------------------------------------
      North America             40%           33%            30%             25%
      --------------------------------------------------------------------------
      Latin America              4%            3%             2%              3%
      --------------------------------------------------------------------------
      Asia Pacific               4%            2%             2%              4%
      --------------------------------------------------------------------------
      Total                    100%          100%           100%            100%
      --------------------------------------------------------------------------

      Note: The Middle East is included in Asia Pacific.

      Note 11. Personnel

      --------------------------------------------------------------------------
      Headcount at December 31, 2003                                      15 961
      --------------------------------------------------------------------------
      Acquisitions                                                            45
      --------------------------------------------------------------------------
      Disposals                                                             -480
      --------------------------------------------------------------------------
      Redundancies                                                          -619
      --------------------------------------------------------------------------
      Hirings net of resignations / other                                    145
      --------------------------------------------------------------------------
      Headcount at June 30, 2004                                          15 052
      --------------------------------------------------------------------------

      Note 12. Other information and subsequent events

      1) MCI WorldCom

      On July 21, 2002, WorldCom, now known as MCI, one of our significant clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI.

      With respect to the media, we act as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of << sequential liability >> adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

      On August 4, 2003, Havas and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to Havas. This agreement became effective on April 20, 2004 when MCI emerged from US Chapter 11 protection with the approval of the United States Bankruptcy Court.

      Therefore, Havas Group received US$14,252 thousand during the first half 2004 for total payment of MCI pre-bankruptcy debt of which a substantial portion has been paid to the MCI vendors that Havas Group engaged on MCI's behalf.

      At June 30, 2004, Havas Group settled both accounts receivable from MCI and accounts payable to suppliers for a residual amount of US$18,040 thousand, and wrote back as an exceptional income a provision for bad debt of US$ 6,485 thousand provided for in 2002 relating to commissions and production work and corresponding to excess provision over potential loss.

      Currently, no media vendor is pursuing, nor have any waived, any claim against us for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently, although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore no reserve has been recorded.

      2) ASL

      On February 18, 2004, a class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of the Company's subsidiaries. The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the US Driver's Privacy Protection Act. The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from the Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual. The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 under the Driver's Privacy Protection Act for each instance in which American Student List violated the Act, punitive damages, attorneys' fees and costs, and injunctive and the other relief.

      The plaintiff subsequently amended his complaint to add a claim for damages based on invasion of privacy under the law of the State of Florida, in order to be compensated for emotional harm and obtain symbolic damages, while still reserving his right to punitive damages with respect to this new claim.

      American Student List filed a motion to deny the claim on the grounds that the plaintiff did not suffer any real harm, and, consequently, had no basis on which to state a claim. American Student List also filed a motion opposing certification of the lawsuit as a class action.

      The lawsuit was dismissed due to procedural error. Because nothing prevented the plaintiff from initiating a new lawsuit that cured the procedural defects of the first, American Student List entered into a settlement agreement with the plaintiff to definitively bring his lawsuit to an end.

      3) Subsequent events

      In July 2004, Grey Global Group Inc, an American group in communication consulting services, listed on the Nasdaq market, started a process of sale of its entire share capital. On September 8, 2004, the Board of Directors of Havas approved the strategy of a merger between Havas and Grey Global Group Inc and therefore, submitted a bid proposal to acquire 100% of Grey Global Group Inc. On September 13, 2004, the Board of Directors of Grey Global Group Inc announced their decision not retaining Havas' offer. Havas took into account this decision and declined to increase its initial offer. Total fees and costs for preparing the acquisition proposal and its financing amounted to (euro) 5 million.

2.    REPORT ON THE ACTIVITY AND THE CONSOLIDATED INCOME OF THE FIRST HALF 2004

      1.    Principles and methods

      Havas' consolidated financial statements as at June 30, 2004, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.

      Pension obligations and post-employment benefits have been recognized since 2000, according to the projected credit units method which is compliant with the instructions of the CNC ("Conseil National de la Comptabilite") Recommendation No 2003-01 of April 1, 2003. Goodwills have been reviewed according to US standard SFAS 142, as Regulation CRC 2002-10 was not applied by anticipation.

      2.    Group activity

      The first half 2004 activity reflects a reversal of trend comparing to prior years. Indeed, the organic growth becomes positive thanks to a significant positive evolution of Marketing Services in all regions of the world. The first half 2004 figures confirm the objectives of return back to a positive organic growth and a strong rise in profitability for 2004.

      The Group's revenue for the first half 2004 reached (euro)750 million compared to the first half 2003 of (euro)836 million.

      At constant exchange rates and scope, the organic growth is 0.6%.

      At constant exchange rates, the decline is 6.2%.

      On an unadjusted basis, the decline is 10.3%.

      3.    Consolidated income

      The operating income for the first half 2004 reached (euro)91,263 thousand, compared to the first half 2003 operating income of (euro)68,158 thousand, respectively a margin of 12.2% against 8.2%.

      Net income before goodwill amortization, Group share, for the first half 2004 amounted to (euro)43,234 thousand compared to (euro)25,022 thousand for the first half 2003. On a fully diluted basis, earnings per share for the first half 2004 amounted to (euro)0.14 compared to (euro)0.08 for the first half 2003.

      After goodwill amortization, also on a fully diluted basis, earnings per share for the first half 2004 amounted to (euro)0.05 against (euro)-0.20 for the first half 2003.

      4.    First half 2004 balance sheet and cash flow

      Net debt at June 30, 2004 amounted to (euro)800 million against (euro)715 million at June 30, 2003 and (euro)642 million at December 31, 2003.

      This level reflects:

      - a decline in working capital in particular due to payments made on restructuring costs provided for in 2003, return to normal payment conditions for our client MCI, and also negative seasonality for the media division,
      -     strict control of Capex,
      - financial investments limited to payments of planned earn-outs and buy-outs,
      - lower dividend approved by Shareholders general meeting on May 26, 2004 and which was paid on June 17, 2004.

      5.    Net income of Havas SA

      The holding company net income for the first half 2004 amounted to
      (euro)2,340 thousand.

      6.    IFRS project follow up

            The action plan defined in 2003 for preparing the change to IFRS has been rolled out. Indeed:

      - finance manager training is in process and will be completed in September,
      - a new integrated software "Magnitude" for reporting and consolidation is in test process in some subsidiaries and will be deployed across the Group at the end of September,
      - adjustments in connection with the change to IFRS, in application of IFRS 1 "First-time adoption of IFRS" have been identified and the assessment of the full impact is in progress.

            In addition, group accounting principle guide compliant with IFRS is being drawn up. This guide is in the process of being finalized.

      7.    Evolution of the Group's indebtedness

            As at end of August 2004, the amount of convertible bond debt is almost unchanged compared to the position as at June 30, 2004 as mentioned in note 5 of consolidated financial statements:

      - 26 184 277 convertible bonds OCEANE 2000, representing a financial debt of (euro)565,580 thousand,
      - 41 860 455 convertible bonds OCEANE 2002, representing a financial debt of (euro)449,999 thousand (10 convertible bonds have been converted since July 1, 2004).

            In addition, available information on the Group's average net debt relating to both July and August 2004 does not show significant variance in Group's indebtedness since June 30, 2004. This position has not been materially affected by any specific matter since June 30, 2004.

      8.    2004 Outlook

            The strategic reorganization undertaken since the second half 2003 has been successful. Indeed, results obtained for the first half 2004 give us confidence in our capacity to deliver the objectives fixed for 2004:

      -     return to positive organic growth,
      -     strong rise in profitability.

3.    OTHER INFORMATION

      3.1   Board of Directors and Committees

The Shareholders' Meeting of May 26, 2004, in its 11th resolution, decided not to renew the appointment of Mr. Juan March Delgado and did not replace him.

As a result, at the meeting of the Board of Directors that took place immediately thereafter, the Board of Directors decided to name Mr. Pierre Lescure as a member of the Compensation & Selection Committee as a replacement for Mr. Juan March Delgado.

      3.2   Information Concerning Share Capital

      3.2.1 Share Capital (page 145 of the annual report - document de reference)

At December 31, 2003, the share capital was equal to (euro)122,478,663.60. This was divided into 306,196,659 shares, nominal value (euro)0.40 per share, of fully paid capital.

At June 30, 2004, following the exercise of stock options for Havas shares and for SNC shares granted by Snyder Communications, Inc., the share capital was equal to (euro)122,508,932.80, divided into 306,272,332 shares, nominal value
(euro)0.40 per share, of fully paid capital.

On September 8, 2004, the Board of Directors noted the share capital increase resulting from the exercise of stock options on Havas shares and on SNC shares granted by Snyder Communications, as well as from the conversion of OCEANEs between March 4, 2004 and September 7, 2004.

After the creation of 86,851 shares, the share capital is equal to
(euro)122,513,404. This is divided into 306,283,510 shares, nominal value
(euro)0.40 per share, of fully paid capital.

      3.2.2 Authorization regarding stock options (page 146 of the annual report
            - document de reference)

The Shareholders' Meeting of May 21, 2003 authorized the Board of Directors to grant stock options to selected employees and executive directors of the company and its subsidiaries, which grant may not at the time exceed 2.5% of the annual average share capital over a period of 3 years.

At June 30, 2004, the number of authorized and unawarded options totaled 11,722,616 options, as set forth in the table below.

Number of Authorized and Unawarded Options (adjusted in options for (euro)0.40 shares)

----------------------------------------------------------------------------------------------------------------------
                                                        Adjustment to the
                                                        Number of Options                               Balance of
                                                          Authorized by        Number of Options      Authorized and
                                                             Meetings           Awarded in 2004      Unawarded Options
----------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2003                                                                      12,092,658
Remainder of the authorizations from the
Shareholders' Meetings of May 23, 2002 and
May 21, 2003
----------------------------------------------------------------------------------------------------------------------
Adjustment to the number of options resulting from        1,892
the shareholders'authorization of May 23, 2002
as a function of the change in capital in 2004
----------------------------------------------------------------------------------------------------------------------
Adjustment to the number of options resulting from        3,066
the shareholders' authorization of May 21, 2003
as a function of the change in capital in 2004
----------------------------------------------------------------------------------------------------------------------
Awards as at May 26, 2004                                                      375,000
----------------------------------------------------------------------------------------------------------------------
Adjustment to the number of stock options resulting     250,141                250,141
from the distribution of income during the
payment of dividend for the 2003 fiscal year, on
June 17, 2004
----------------------------------------------------------------------------------------------------------------------
Balance as at June 30, 2004                                                                          11,722,616
----------------------------------------------------------------------------------------------------------------------

      3.2.3 Non-equity securities

None.

      3.2.4 Share equivalents

Following the distribution of reserves through the dividend payment on June 17, 2004, the conversion/exchange ratio of the OCEANEs was adjusted, as was the number and exercise price of Havas stock options.

OCEANEs

The share equivalents consist of OCEANEs, which are bonds convertible into new shares or exchangeable for existing shares, issued in December 2000 and May 2002. As of June 30, 2004, the following bonds were outstanding:

      - 26,184,277 OCEANEs issued in December 2000, convertible and/or exchangeable into 27,414,938 new or existing Havas shares;
      - 41,860,465 OCEANEs issued in May 2002, convertible and/or exchangeable into 43,827,907 new or existing Havas shares.

Havas stock options

As of June 30, 2004, outstanding stock options had been granted to executive directors and employees of the company and its subsidiaries. In the event that all of these options were to be exercised, 22,611,550 shares would be created.

Options on SNC shares granted by Snyder Communications Inc.

Prior to its acquisition by Havas, Snyder Communications Inc. granted options on SNC shares to employees and executive directors of Snyder Communications Inc. and its subsidiaries. SNC shares acquired on exercise of these options are immediately swapped for Havas shares, at the fixed rate of 1.3710 Havas shares for one SNC share, as decided by the Board of Directors on September 25, 2000. If all of the options outstanding at June 30, 2004 were to be exercised, this would result in the issuance of 2,522,990 Havas shares in exchange for SNC shares.

Options on Circle.com shares granted by Snyder Communications Inc.

Prior to its acquisition by Havas, Snyder Communications Inc. granted options on Circle.com shares to employees and executive directors of Snyder Communications Inc. and its subsidiaries. Circle.com shares acquired on exercise of these options are immediately swapped for Havas shares, at the fixed rate of 0.0937 Havas shares for one Circle.com share, as decided by the Board of Directors on May 22, 2001. If all of the options outstanding at June 30, 2004 were to be exercised, this would result in the issuance of 81,043 Havas shares in exchange for Circle.com shares.

Havas stock purchase options

A total of 6,000,000 stock purchase options were granted to employees and executive directors of the company and its subsidiaries. The number of options was adjusted to 6,135,158 to take account of the dilutive impact of the distribution of reserves for the payment of the 2001 dividend on June 11, 2002, and adjusted to 6,217,896, following the distribution of reserves for the payment of the 2002 dividend on June 18, 2003, and further adjusted to 6,286,213, following the distribution of reserves for the payment of the 2003 dividend on June 17, 2004.

The stock purchase option plan initiated on June 19, 1997 and set to expire on June 19, 2004 has been renewed to run until June 19, 2006 for those beneficiaries in office on June 19, 2004. On June 19, 2004, 2,229,041 options lapsed.

At June 30, 2004, Havas held 4,057,172 shares for distribution upon the exercise of the options.

      3.2.5 Potential Dilution

The exercise of all outstanding stock options awarded as of June 30, 2004 and the conversion and/or exchange of all outstanding OCEANEs in circulation as of June 30, 2004 would result in the issuance of 96,458,428 new shares, raising the number of shares issued and outstanding from 306,272,332 as of June 30, 2004 to 402,730,760. The maximum potential dilution is therefore 31%.

However, if Havas' stock price does not exceed Euro 12.84 (which represents three times Havas' stock price as at June 30, 2004 of Euro 4.28), and assuming that all stock options the exercise price of which is higher than Euro 12.84 would not then be exercised, and assuming that convertible bonds with a strike price higher than Euro 12.84 would not then be converted, only 58,133,376 new shares would be created. The highest potential dilution would then be 19%.

Summary Table as of June 30, 2004 (page 164 of the annual report - document de reference)

                                                Stock Option Plan         Plan           Plan           Plan           Plan
                                                  19.06.1997(2)        5.03.1998      25.02.1999     17.06.1999     30.09.1999
------------------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting                       19.06.1997         19.06.1997     19.06.1997     19.06.1997     19.06.1997
------------------------------------------------------------------------------------------------------------------------------
Date of Board Decision                              19.06.1997         05.03.1998     25.02.1999     17.06.1999     30.09.1999
------------------------------------------------------------------------------------------------------------------------------
Total number of shares that
may be subscribed for or
purchased (1)                                        6 286 213          1 647 563        742 608        313 215        209 060
- Of which awards to
executive officers                                   3 217 633            387 680        339 122           --             --
- Number of executive
officers concerned                                        5                  2              2              --             --
------------------------------------------------------------------------------------------------------------------------------
Date from which options may
be exercised                                        19.06.2002         05.03.1998     25.02.1999     01.01.2000     01.01.2000
------------------------------------------------------------------------------------------------------------------------------
Date of expiration                                  19.06.2004         31.12.2004     24.02.2006     16.06.2006     29.09.2006
------------------------------------------------------------------------------------------------------------------------------
Exercise Price ((euro)) (1)                               4,40               6,06           7,29           8,69          10,38
------------------------------------------------------------------------------------------------------------------------------
Discount                                                    5%                 5%             5%             5%             5%
------------------------------------------------------------------------------------------------------------------------------
Terms of exercise                                         --                 --             --              --            --
------------------------------------------------------------------------------------------------------------------------------
Number of shares subscribed
for at 30.06.2004                                         --              386,645           --           20,000           --
------------------------------------------------------------------------------------------------------------------------------
Number of options lapsed
at 30.06.2004                                        2 229 041               --            6 000           --             --
------------------------------------------------------------------------------------------------------------------------------
Number of options remaining
to be exercised at 30.06.2004                        4 057 172          1 260 918        736 608        293 215        209 060
------------------------------------------------------------------------------------------------------------------------------

                                                      Plan                Plan           Plan           Plan           Plan
                                                    2.12.1999           2.03.2000     23.05.2000     23.10.2000     01.03.2001
------------------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting                       19.06.1997         17.06.1999     17.06.1999     17.06.1999     23.05.2000
------------------------------------------------------------------------------------------------------------------------------
Date of Board Decision                              02.12.1999         02.03.2000     23.05.2000     23.10.2000     01.03.2001
------------------------------------------------------------------------------------------------------------------------------
Total number of shares that
may be subscribed for or
purchased (1)                                          903 334            929 175        418 237      4 104 204      4 623 249
- Of which awards to
executive officers                                     523 336            301 422        418 237           --        1 559 660
- Number of executive
officers concerned                                        2                  2              1              --             7
------------------------------------------------------------------------------------------------------------------------------
Date from which options may
be exercised                                        01.01.2000         01.01.2001     23.05.2000     23.10.2000     01.03.2001
------------------------------------------------------------------------------------------------------------------------------
Date of expiration                                  01.12.2006         01.03.2007     22.05.2007     22.10.2007     29.02.2008
------------------------------------------------------------------------------------------------------------------------------
Exercise Price ((euro)) (1)                              15,00              26,43          23,91          16,97          14,82
------------------------------------------------------------------------------------------------------------------------------
Discount                                                    5%                 0%             0%             0%             0%
------------------------------------------------------------------------------------------------------------------------------
Terms of exercise                                         --                 --             --             --             --
------------------------------------------------------------------------------------------------------------------------------
Number of shares subscribed
for at 30.06.2004                                       24 000               --             --             --             --
------------------------------------------------------------------------------------------------------------------------------
Number of options lapsed
at 30.06.2004                                           20 000               --             --        1 508 485      1 190 998
------------------------------------------------------------------------------------------------------------------------------
Number of options remaining
to be exercised at 30.06.2004                          859 334            929 175        418 237      2 595 719      3 432 251
------------------------------------------------------------------------------------------------------------------------------

                                                       Plan               Plan           Plan           Plan
                                                    22.05.2001        14.02.2002(3)   12.12.2002     24.03.2003
---------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting                       23.05.2000         22.05.2001     22.05.2001     22.05.2001
---------------------------------------------------------------------------------------------------------------
Date of Board Decision                              22.05.2001         14.02.2002     12.12.2002     24.03.2003
---------------------------------------------------------------------------------------------------------------
Total number of shares that
may be subscribed for or
purchased (1)                                        3 508 966          6 358 020         31 723      2 767 939
- Of which awards to
executive officers                                      98 374          1 486 761           --          204 547
- Number of executive
officers concerned                                        1                  7              --             1
---------------------------------------------------------------------------------------------------------------
Date from which options may
be exercised                                        01.01.2002         01.01.2003     01.01.2003     24.03.2004
---------------------------------------------------------------------------------------------------------------
Date of expiration                                  21.05.2008         13.02.2009     11.12.2009     24.03.2010 (7)
---------------------------------------------------------------------------------------------------------------
Exercise Price ((euro)) (1)                              14,19               8,22           4,74           2,64
---------------------------------------------------------------------------------------------------------------
Discount                                                    0%                 0%             0%             0%
---------------------------------------------------------------------------------------------------------------
Terms of exercise                                         --                  (4)            (5)            (6)
---------------------------------------------------------------------------------------------------------------
Number of shares subscribed
for at 30.06.2004                                         --                 --             --           59 585
---------------------------------------------------------------------------------------------------------------
Number of options lapsed
at 30.06.2004                                          914 334          1 672 105         27 629        330 864
---------------------------------------------------------------------------------------------------------------
Number of options remaining
to be exercised at 30.06.2004                        2 594 632          4 685 915          4 094      2 377 490
---------------------------------------------------------------------------------------------------------------

                                                       Plan               Plan              Plan          TOTAL
                                                    04.07.2003         10.12.2003        26.05.2004       PLANS
------------------------------------------------------------------------------------------------------------------
Date of Shareholders' Meeting                       23.05.2002         23.05.2002        23.05.2002
------------------------------------------------------------------------------------------------------------------
Date of Board Decision                              04.07.2003         10.12.2003        26.05.2004
------------------------------------------------------------------------------------------------------------------
Total number of shares that
may be subscribed for or
purchased (1)                                          318 159          1 517 490           379 253     35 058 408
- Of which awards to
executive officers                                     303 008               --             303 402      9 143 182
- Number of executive
officers concerned                                        1                  --                1
------------------------------------------------------------------------------------------------------------------
Date from which options may
be exercised                                        04.07.2004         10.12.2004        26.05.2005
------------------------------------------------------------------------------------------------------------------
Date of expiration                                  04.07.2013         10.12.2010 (10)   26.05.2014
------------------------------------------------------------------------------------------------------------------
Exercise Price ((euro)) (1)                               3,99               4,33              4,41
------------------------------------------------------------------------------------------------------------------
Discount                                                    0%                 0%                0%
------------------------------------------------------------------------------------------------------------------
Terms of exercise                                          (8)                (9)              (11)
------------------------------------------------------------------------------------------------------------------
Number of shares subscribed
for at 30.06.2004                                         --                 --                --          490 230
------------------------------------------------------------------------------------------------------------------
Number of options lapsed
at 30.06.2004                                             --                 --                --        7 899 456
------------------------------------------------------------------------------------------------------------------
Number of options remaining
to be exercised at 30.06.2004                          318 159          1 517 490           379 253     26 668 722
------------------------------------------------------------------------------------------------------------------

      (1) Following the distribution of reserves upon payment of the dividend for fiscal year 2003 on June 17, 2004, the number of options and their exercise price was adjusted.
      (2) Plan of June 19, 1997: By decision of the Board of Directors on March 3, 2004, the expiration date was extended from June 19, 2004 to June 19, 2006.
      (3) This plan corresponds to a double award: 2nd tranche in 2001 and first tranche in 2002.
      (4)   Of which 2,119,340 are exercisable in 2003, 2,119,340 in 2004, and the entirety in 2005.
      (5) Of which 10,574 are exercisable in 2003, 10,574 in 2004, and the entirety in 2005.
      (6) Of which 922,646 are exercisable on March 24, 2004, 922,646 on March 24, 2005, and the entirety on March 24, 2006.
      (7)   For French residents : expiration on March 24, 2013.
      (8) Of which 106,053 are exercisable on July 4, 2004, 106,053 on July 4, 2005, and the entirety on July 4, 2006.
      (9) Of which 505,830 are exercisable on December 10, 2004, 505,830 on December 10, 2005, and the entirety on December 10, 2006.
      (10)  For French residents: expiration on December 10, 2013.
      (11) Of which 126,417 are exercisable on May 26, 2005, 126,417 on May 26, 2006, and the entirety on May 26, 2007.

3.3   Breakdown of share capital and voting rights

3.3.1 Ownership structure

o     Total number of shares at June 30, 2004: 306,272,332
o     Total number of voting rights:
      -     Published in the BALO on June 11, 2004: 298,824,674
      -     At June 30, 2004: 298,382,215

There are no double voting rights.

The difference between share capital and voting rights is due to the exclusion of treasury shares in the calculation of voting rights.

No other control is exercised by the company apart from the possession of treasury shares.

-----------------------------------------------------------------------------------------------------------------------
           Shareholder                                As at 9/15/2004                          As at 8/31/2004
-----------------------------------------------------------------------------------------------------------------------
                                           Number of   % of share   % of voting    Number of   % of share   % of voting
                                             shares     capital       rights        shares      capital       rights
-----------------------------------------------------------------------------------------------------------------------
Board of directors and management (1)       1 017 693     0.3           0.3        1 017 693        0.3         0.3
-----------------------------------------------------------------------------------------------------------------------
Employees (2)                                 276 250     0.1           0.1          276 250        0.1         0.1
-----------------------------------------------------------------------------------------------------------------------
Treasury shares                             7 434 117     2.4            --        7 434 117        2.4          --
-----------------------------------------------------------------------------------------------------------------------
Shareholders holding more than 5% of
share capital:
o Mr. Vincent Bollore (3)                  31 830 380    10.4          10.7       15 607 874        5.1         5.2
o FMR Corp et Fidelity International Ltd   15 113 760     4.9           5.0       15 113 760        4.9         5.0
o Putnam (4)                                       --      --                             --         --
-----------------------------------------------------------------------------------------------------------------------
Public                                    250 611 310    81.9          83.9      266 833 816       87.2        89.4
-----------------------------------------------------------------------------------------------------------------------
Total                                     306 283 510   100.0         100.0      306 283 510      100.0       100.0
of which:
o residents (5)                                                                  193 610 325       63.2        62.3
o non-residents (5)                                                              112 673 185       36.8        37.7
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
           Shareholder                                As at 12/31/2003                         As at 12/31/2002
-----------------------------------------------------------------------------------------------------------------------
                                           Number of   % of share   % of voting    Number of   % of share   % of voting
                                             shares     capital       rights        shares      capital       rights
-----------------------------------------------------------------------------------------------------------------------
Board of directors and management (1)       1 040 922     0.3           0.3        1 052 453        0.3         0.4
-----------------------------------------------------------------------------------------------------------------------
Employees (2)                                 276 250     0.1           0.1          268 020        0.1         0.1
-----------------------------------------------------------------------------------------------------------------------
Treasury shares                             7 614 663     2.5            --        9 629 547        3.2          --
-----------------------------------------------------------------------------------------------------------------------
Shareholders holding more than 5% of
share capital:
o Mr. Vincent Bollore (3)
o FMR Corp et Fidelity International Ltd   39 148 962    12.8          13.1               --         --          --
o Putnam (4)                                       --      --            --       36 414 301       11.9        12.3
-----------------------------------------------------------------------------------------------------------------------
Public                                    258 115 592    84.3          86.5      257 854 707       84.5        87.2
-----------------------------------------------------------------------------------------------------------------------
Total                                     306 196 659   100.0         100.0      305 219 028      100.0       100.0
of which:
o residents (5)                           156 099 490    51.0          49.7      143 452 944       47.0        45.3
o non-residents (5)                       150 097 169    49.0          50.3      161 766 084       53.0        54.7
-----------------------------------------------------------------------------------------------------------------------

(1)   Concerns 14 persons
      Companies controlled by the family of Messrs. Leopoldo Rodes Castane and Fernando Rodes Vila held 2.6% of share capital and 2.6% of voting rights as at August 31, 2004.
(2) Share capital and voting rights held by personnel either directly or through mutual funds.
(3) Mr. Vincent Bollore's shares are held by Financiere du Loch, Nord Sumatra Investissements, Compagnie du Pont l'Abbe and Financiere de Sainte Marine.
(4) Including two American funds, Putnam Investment Management, LLC and Putnam Advisory Company, LLC. The division of stock between the two funds has not been communicated.
(5)   Estimate based on TPI and Thomson Financial studies.

To the best of the Board of Directors' knowledge, no shareholder other than those indicated above holds, directly or indirectly, more than 5% of the share capital or voting rights of the Company as of September 15, 2004.

The free-float comprises all shares excluding treasury shares.

      3.3.2 Changes in beneficial ownership

On August 6, 2004, Mr. Vincent Bollore declared that he exceeded the threshold of 5% of share capital, holding 5.10% of share capital and 5.22% of voting rights through Financiere du Loch and Nord Sumatra Investissements.

On August 12, 2004, Fidelity International Limited declared that it fell below the threshold of 5% of share capital, holding 4.93% of share capital and 5.06% of voting rights.

On September 14, 2004, Mr. Vincent Bollore declared that he exceeded the threshold of 10% of share capital, holding 10.40% of share capital and 10.65% of voting rights through Financiere du Loch, Nord Sumatra Investissements, Compagnie du Pont l'Abbe and Financiere de Sainte Marine.

So far, these companies have not released their declaration of intent pursuant to Article L.233-7 of the Code de Commerce. However, representatives of these companies have verbally informed Mr. de Pouzilhac of their intent to request representation on the Board of Directors of the Company, and that they are considering proposing a change in the legal form of the Company to convert it into a company with a separate supervisory board and management board.

      3.4   Litigation

Class Action against American Student List (page 160 of the annual report - document de reference)

Developments since the filing of the annual report (document de reference):

The plaintiff subsequently amended his complaint to add a claim for damages based on invasion of privacy under the law of the State of Florida, in order to be compensated for emotional harm and obtain symbolic damages, while still reserving his right to punitive damages with respect to this new claim.

American Student List filed a motion to deny the claim on the grounds that the plaintiff did not suffer any real harm, and, consequently, had no basis on which to state a claim. American Student List also filed a motion opposing certification of the lawsuit as a class action.

The lawsuit was dismissed due to procedural error. Because nothing prevented the plaintiff from initiating a new lawsuit that cured the procedural defects of the first, American Student List entered into a settlement agreement with the plaintiff to definitively bring his lawsuit to an end.

Class Action against Snyder Communications LP (page 160 of the annual report - document de reference)

Developments since the filing of the annual report (document de reference):

The Supreme Court of Texas overturned the Court of Appeals' decision and declined to qualify the proceedings as a class action. The individual actions of the seven initial plaintiffs are currently pending before a Texas state court.

      3.5   US GAAP

Result of the bankruptcy of WorldCom Inc.

Following the approval of the U.S. Bankruptcy Court of MCI's (formerly named WorldCom Inc.) restructuring plan in the context of MCI's U.S. Chapter 11 bankruptcy proceedings, the agreement signed on August 4, 2003 between the Havas group and MCI calling for the partial payment of pre-bankruptcy amounts due to Havas became effective. This event gave rise to a reduction in the provision made for receivables held by the Havas group on MCI in the group financial statements prepared in accordance with US GAAP and published after the date of the annual report.

As a result, the table showing the reconciliation between group net income calculated under French GAAP and under US GAAP that appears in the annual report is modified as follows:

--------------------------------------------------------------------------------
In thousands of (euro)                         Notes   2003
                                                       -------------------------
                                                       Group share of net income
--------------------------------------------------------------------------------
Under French GAAP                                      (395 753)
Goodwill amortization and impairment           (1)       46 763
Earn-out/buy-out                               (2)       (2 532)
Restructuring costs                            (3)       17 584
2002 OCEANE put buyback                        (4)       (7 555)
Valuation allowances on deferred tax assets    (5)      (77 952)
Other                                                    (3 580)
--------------------------------------------------------------------------------
Under US GAAP                                          (423 025)
--------------------------------------------------------------------------------

      3.6   Regulated agreements

The Board of Directors authorized the following agreements on March 3, 2004:

- Sale by Havas to its subsidiary Havas International of part of its receivable from Havas UK for GBP 20,000,000;
- Sale by Havas to Havas International of a receivable from its subsidiary L11 SL for (euro)858,500;
- Authorization of the sale by Havas of part of its current account receivable from its subsidiary Euro RSCG RH for a maximum amount of
      (euro)800,000.

      3.7   Other information

Clients

The Group's top ten clients accounts for approximately 19% of consolidated group revenues, the five main clients account for approximately 12% and the main client accounts for less than 5%.

      3.8   Certification

      3.8.1 Certification of the person responsible for the annual report

To the best of my knowledge, all of the information contained in the annual report filed with the Autorite des Marches Financiers on April 30, 2004 and in this update is true and accurate; this information includes all information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Havas; this information does not omit any information that could make it misleading.

                                                Alain de Pouzilhac
                                           President-Directeur General

      3.8.2 Opinion of the auditors

In our capacity as statutory auditors for Havas and under COB rule no 98-01, we have, in conformity with professional standards applicable in France, verified the information bearing on the financial situation and historical accounts presented in the annual report (document de reference) filed with the Autorite des Marches Financiers on April 30, 2004 under the number D. 04-0629, and in the attached update thereto.

These documents were established under the authority of the President-Directeur General of Havas. It is our duty to issue an opinion regarding the sincerity of the information therein which concerns the financial situation and the accounts.

We issued an unqualified opinion dated April 29, 2004 regarding the annual report (document de reference), in which, based on the procedures we performed, we had no observations to make regarding the sincerity of information concerning the financial situation and the accounts as presented in the annual report (document de reference).

In accordance with professional standards applicable in France, our procedures consisted of:

- verifying that no subsequent events had occurred since the date of our initial opinion which might impact the sincerity of the financial and accounting information contained in the annual report (document de reference) and which had not been the subject of an update thereto,

- evaluating the sincerity of the financial and accounting information presented in the update to the annual report (document de reference) and verifying its conformity with the accounts which we audited. Moreover, our diligence consisted in reading the remaining information in the update to the annual report (document de reference) and, as the case may be, identifying material inconsistencies with the financial and accounting information and indicating manifest errors based on our general knowledge of the company as acquired over the course of our audit, it being stipulated that the update did not contain any specific forecasts based on an empirical forecasting procedure.

In accordance with professional standards applicable in France, we performed a limited examination of the business and income statements presented as interim consolidated accounts for the period January 1, 2004 to June 30, 2004 and established in accordance with French accounting rules and principles under the authority of the Board of Directors; we issued an unqualified opinion that contained an observation alerting the reader to the uncertainty revealed in note 12 1) in the notes to the financial statements, regarding the possible emergence of a client from Chapter 11 bankruptcy.

In accordance with professional standards applicable in France, we preformed a limited examination of the business and income statements presented as interim consolidated accounts for the period January 1, 2003 to June 30, 2003 and established in accordance with French accounting rules and principles under the authority of the Board of Directors; we issued an unqualified opinion that contained an observation alerting the reader to:

- the uncertainty of the possible consequences of a client's bankruptcy, as revealed in the first part of note 12 in the notes to the financial statements;
- the impact of the reorganization plan on the financial situation and accounts, as revealed in the second part of note 12 in the notes to the financial statements;

Based on our examination, we have no observations to make on the sincerity of the information concerning the financial situation and the accounts as presented in the annual report (document de reference) and its update.

                   Written in Paris, the 16 of September 2004

      Yves LEPINAY & Associes << FIDINTER >>             Francois BOUCHON

                 Jean-Yves LEPINAY

                            Commissaires aux Comptes
                   Membres de la Compagnie Regionale de PARIS

3.9   SFAF presentation and press release

      3.9.1 Press release of September 16, 2004

                              2004 INTERIM results

                               recovery confirmed:

      o Strong growth in operating margin: 12.2% compared to 8.2% in the first half 2003, up 400 basis points

      o Dramatic rise in Earnings Per Share(1): up 75% to (euro)0.14 compared to (euro)0.08 in the first half 2003,

                    REFINANCING OF 2006 CONVERTIBLE BOND(2):

      o     Financial structure reinforced, debt ratios in line with industry

1. Summary

Havas' results for the first half 2004 confirm the reversal of the trend and expected recovery in terms of both organic growth and profitability.

      --> The Group's profitability(3) improved by 400 basis points from the first half 2003, providing tangible proof of the success of the strategic reorganization.

      --> Net income before goodwill came to (euro)43 million, representing significant growth, +73%, compared to the first half 2003. Earnings per share(1) also increased strongly, up 75%.

      --> Organic growth remained positive in the first half, at +0.6%. Excluding companies sold or for sale, organic growth was +1.1%.

----------
(1) Diluted, before goodwill amortization
(2) This announcement is not an offer of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Havas does not intend to register any portion of the planned offer in the United States or to conduct a public offering of securities in the United States. Stabilisation/FSA
(3) Operating income over revenue

2.    Key figures

                                          --------------------------------   ------------
(euro)millions (except per share data)        1st Half       1st Half            Change
                                                 2004         2003               In %
--------------------------------------------------------------------------   ------------
Revenue                                          750          836                -10%
--------------------------------------------------------------------------   ------------
    Organic growth                              +0.6%        -6.8%
--------------------------------------------------------------------------   ------------
Operating Income                                 91            68                +34%
--------------------------------------------------------------------------   ------------
                                                                             +400 basis
Operating margin                                12.2%         8.2%              points
--------------------------------------------------------------------------   ------------
Net income (group share) before goodwill         43            25                +73%
--------------------------------------------------------------------------   ------------
Diluted EPS before goodwill in (euro)           0.14          0.08               +75%
--------------------------------------------------------------------------   ------------
Net Income (group share)                         14           (58)                Ns
--------------------------------------------------------------------------   ------------
Diluted EPS in (euro)                           0.05         (0.20)               Ns
--------------------------------------------------------------------------   ------------
Net Debt at June 30th                            800          715                +12%
--------------------------------------------------------------------------   ------------

Comments

      The restructuring plan announced in September 2003:

            - did not undermine the determination within Havas, as shown by the return to positive organic growth right from the first quarter. Growth in all regions was positive throughout the period, except in the USA, which is still suffering from the loss of business in late 2003 and early 2004. Marketing Services showed positive growth throughout the world. The UK, which had been severely affecting the Group, turned positive in the second quarter (+2.3 %).

            - generated significant growth in operating margin and net income. This result was driven by cost reductions, the disposal of non-strategic or underperforming companies, and a ten-point cut in the tax rate.

3.    Refinancing of the 2006 Convertible Bond

The Board decided on the principle of a capital increase of around 400 million euros with Priority Subscription Rights. This offering will be launched within the next few days, provided authorization is given by the AMF and market conditions are appropriate.

Havas will use the cash raised to reimburse the 2006 Oceanes. In addition, this operation will enable the Group to significantly strengthen its financial structure by bringing its financial ratios into line with the sector average.

Reinforced by this new financial structure, the Group will be able to focus fully on achieving revenue growth and margin improvement.

4.    New Business

As announced on 3rd August 2004, net New Business(3) came to (euro)765 million in the first half, up 27% at constant exchange rates, excluding Centrino (an exceptional product launch for Intel in 2003).

Since the beginning of the second half 2004, new accounts have been won in the USA including the global business for Schering-Plough's Claritin (anti-allergic drug) and Novartis's Nicotinell (nicotine substitute), Rare Hospitality (a restaurant franchise), Delta Faucet, and Phantom Gaming (on-line games service). Also in the USA, MPG won Goodyear (tires).

----------
(3) Net new business is a reflection of the estimated annual advertising budget of accounts won less the estimated annual advertising of accounts lost

Commenting on these results, Havas Chairman and CEO Alain de Pouzilhac stated:
"This very strong improvement in Havas' results has demonstrated that we have been able to achieve both the restructuring plan and the strategic reorganization, announced a year ago, within the time frame that we had set ourselves. It also shows, in drawing closer to the figures of certain of our competitors, that Havas is on the right track in terms of both operating and financial performance. It is from this solid basis that the Board approved the principle of a capital increase of around 400 million euros, to provide us with the financial structure necessary for renewed growth. This operation will complete the swift and lasting turnaround for Havas, achieved in the first half. For this I would like to congratulate the Havas teams, who have all contributed with talent and energy."

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people. Further information about Havas is available on the company's website: www.havas.com

                                *      *      *

Contacts :

Communication :                           Peggy Nahmany
                                          Tel: +33 (0)1 58 47 90 73
                                          peggy.nahmany@havas.com
Relations Investisseurs :
                                          Virginia Jeanson
                                          Tel: +33 (0)1 58 47 91 34
                                          virginia.jeanson@havas.com

                                          Catherine Francois
                                          Tel: +33 (0)1 58 47 91 35
                                          catherine.francois@havas.com

V.    Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

      3.9.2 - Analysts Presentation on September 16th, 2004

--------------------------------------------------------------------------------
Havas Today
--------------------------------------------------------------------------------

o     Havas' performance today is the consequence of the perfect execution of:

The 2003 strategic reorganisation:

      -->   Responding to new client needs
      -->   Implementing a new organisation to strengthen Havas' competitive position

The restructuring plan:

      -->   Radically improve the financial performance of Havas

--------------------------------------------------------------------------------
A more positive environment
--------------------------------------------------------------------------------

o The vigorous recovery of advertising expenditure announced at the beginning of the year is confirmed and could even be better than forecasted.

o     After a +3.4% increase in 2003, it should settle between +5 and +6%.

o Asia Pacific is strongly progressing by +6.2% with China rising to the third position worldwide (15% growth in 2003). The USA still represents 45% of global ad spending with a market increase of +6%.

o Europe should experience, by the end of the year, a higher than anticipated increase (+1 point); however, this increase is lower than the worldwide market

o     Latin America should show growth in the order of 3%.


                                                        Source : ZenithOptimedia


HAVAS                                                                          1

--------------------------------------------------------------------------------
With better perspectives for 2005-2007
--------------------------------------------------------------------------------

o     Trends remain positive with a market expected at +5%

o     The USA should continue to perform well

o     Asia Pacific would remain the most dynamic region

o     Europe should be the only region growing slightly faster in 2005 than in
      2004

o     Latin America should continue positive growth


Source : ZenithOptimedia


--------------------------------------------------------------------------------
1st Half  2004 Summary
--------------------------------------------------------------------------------

o The group's profitability* has improved by 400 basis points from 8.2% in the first half of 2003 to 12.2% in the first half of 2004, providing tangible proof of the success of the strategic reorganization.

o Net income before goodwill came to (euro)43 million, representing significant growth, +73%, compared to the first half 2003. Earnings per share(1) also increased strongly, up 75%.

o Organic growth remained positive in the first half, at +0.6%. Excluding companies sold or for sale, organic growth was +1.1%

      *     Operating income over revenue
      (1)   before goodwill amortization


HAVAS                                                                          2

--------------------------------------------------------------------------------
An operating performance which compares favorably to
the best
--------------------------------------------------------------------------------

Operating Margin                                                         1H 2004
--------------------------------------------------------------------------------
PUBLICIS                                                                  14.4%
OMNICOM                                                                   12.8%
--------------------------------------------------------------------------------
HAVAS                                                                     12.2%
--------------------------------------------------------------------------------
WPP (excl. Associates)                                                    12.0%
IPG (avant restructuration)                                               7.2%


Source: Companies


--------------------------------------------------------------------------------
Revenue Analysis for the first half 2004
--------------------------------------------------------------------------------

The positive evolution of the first half 2004 is characterized by:

o     A good evolution for Europe, Asia-Pacific and Latin-America

o     A good evolution for the Marketing Services in all regions

On the other hand:

o It is penalised by North America, which is impacted by the evolution of traditional advertising at Euro RSCG, despite good performances recorded by Arnold in the USA


HAVAS                                                                          3

--------------------------------------------------------------------------------
Revenue by region - per quarter
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                  % organic growth    % organic growth   % organic growth
                                        Q4-03               Q1-04              Q2-04%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
TOTAL                                   -3.8%               +0.7%              +0.5%
-----------------------------------------------------------------------------------------
France                                  +3.2%               +7.9%              +9.6%
-----------------------------------------------------------------------------------------
Europe (excl. France and GB)*           +3.4%               +5.0%              +1.5%
-----------------------------------------------------------------------------------------
Great Britain                          -12.1%               -4.6%              +2.3%
-----------------------------------------------------------------------------------------
North America                           -4.3%               -3.4%              -5.9%
-----------------------------------------------------------------------------------------
Asia Pacific*                          -10.6%               +6.8%              +4.0%
-----------------------------------------------------------------------------------------
Latin America                           +4.0%               +7.6%             +18.5%
-----------------------------------------------------------------------------------------

* The revenue based in Africa, Middle East, Near East representing less than 1% of worldwide revenue is included in the geographic breakdown (as we have always done) in Europe for the first 2 and Asia Pacific for the last

--------------------------------------------------------------------------------
Key figures
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(euro)M(1)                                 1H2004       1H2003        ^%
--------------------------------------------------------------------------------
Revenue                                      750          836         -10.3%
--------------------------------------------------------------------------------
Organic growth                             +0.6%        -6.8%
--------------------------------------------------------------------------------
Operating income                              91           68         +33.8%
   Operating margain                       12.2%         8.2%         +400 bpts
--------------------------------------------------------------------------------
Net income group share before GW              43           25         +72.0%
--------------------------------------------------------------------------------
Net income group share after GW               14         (58)         NA
--------------------------------------------------------------------------------
Fully diluted EPS (before GW) in (euro)     0.14         0.08         +75.0%
--------------------------------------------------------------------------------
Net debt (as at 30/06)                       800          715         +11.9%
--------------------------------------------------------------------------------

     (1) except per share data


HAVAS                                                                          4

--------------------------------------------------------------------------------
1st Half 2004 - Operating margin
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(euro)M                     H1 2004           H1 2003        Variation
--------------------------------------------------------------------------------

Revenue                      749,6             835,6              -10%

Operating expenses           658,3             767,5            -14,2%
--------------------------------------------------------------------------------
Operating income              91,3              68,2             33,9%
--------------------------------------------------------------------------------

Operating margin             12,2%              8,2%           +400 bp


--------------------------------------------------------------------------------
1st Half 2004 - Operating expenses
--------------------------------------------------------------------------------

(euro)M    Operating expenses H1 2003                            767
           Effect of Restructuring :
             Savings on personnel costs                         (44)
             Savings on Rents                                    (9)
             Effect of closures and disposals                   (63)
           Effect of acquisitions                                 +7
           Currency effects                                     (34)
           Effect of inflation and others                        +34
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           Operating expenses H1 2004                            658
--------------------------------------------------------------------------------


HAVAS                                                                          5

--------------------------------------------------------------------------------
Operating margin : Other operating expenses
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(euro)M                         H1 2004          H1 2003        Change
--------------------------------------------------------------------------------
Other operating expenses         240.0            270.3         -11.2%
--------------------------------------------------------------------------------
    Of which:

Rent                             53.4             69.0          -22.5%
As a % of revenue                7.5%             8.2%
--------------------------------------------------------------------------------
Deprecitation                    23.0             30.0          -23.3%
As a % of revenue                3.0%             3.6%
--------------------------------------------------------------------------------
Fees                             24.8             21.5          +15.3%
As a % of revenue                3.3%             2.6%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1st Half 2004 - Exceptional items
--------------------------------------------------------------------------------

(euro)M

        Adjustments to restructuring cost provisions
        at 31/12/2003                                       (6.3)
        MCI provision write-back                             5.3
        Others                                              (0.7)
        -------------------------------------------------------------

        -------------------------------------------------------------
        Total                                               (1.7)
        -------------------------------------------------------------


HAVAS                                                                          6

--------------------------------------------------------------------------------
1st Half 2004 - Structure of Net Debt
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Conversion
(Euro)M                           30/06/2004     31/12/2003     price in (euro)
--------------------------------------------------------------------------------

Oceane 99 - Maturity 01/01/04              0            -85         n/a
Oceane 00 - Maturity 01/01/06           -566           -566        20.63
Oceane 02 - Maturity 01/01/09           -450           -450        10.27
--------------------------------------------------------------------------------
TOTAL OCEANES                          -1016          -1101
--------------------------------------------------------------------------------
Bank facilities                          -92            -93
Other financial debt                     -34            -99
Overdrafts                               -62            -48
--------------------------------------------------------------------------------
GROSS DEBT                             -1204          -1341
--------------------------------------------------------------------------------
Cash and cash equivalents                404            699
--------------------------------------------------------------------------------
NET DEBT                                -800           -642
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Refinancing of the 2006 OCEANE
--------------------------------------------------------------------------------

o The Board decided on the principle of a capital increase of around 400 million euros with Priority Subscription Rights. This offering will be launched within the next few days, provided authorization is given by the AMF and market conditions are appropriate.

o     Havas will use the cash raised to reimburse the 2006 Oceanes.

o This operation will enable the Group to significantly strengthen its financial structure by bringing its financial ratios into line with the sector average.

o Reinforced by this new financial structure, the Group will be able to focus fully on achieving revenue growth and margin improvement.


HAVAS                                                                          7

--------------------------------------------------------------------------------
IFRS : Finalisation stage
--------------------------------------------------------------------------------

o Training for all agency CFOs and Group finance team are being finalized (September 2004)

o A new integrated IFRS reporting and consolidation system is being tested, to be operational for the Q3 closing

o The group's accounting procedure manual, in conformity with IFRS standards, is being finalized

o Adjustments related to IFRS standards have been identified and are now in the process of being evaluated.


--------------------------------------------------------------------------------
Principal differences between IFRS/French GAAP:
Impact at transition date on shareholders equity
--------------------------------------------------------------------------------

o OCEANE -> separate accounting of debt and option components of the oceanes (IAS 32 and 39), the option component being deducted from equity

o Goodwill -> Impairment test to be done at transition date on the Cash Generating Unit

o Treasury stock -> will no longer be accounted for as marketable securities but will be deducted from equity

o Provisions for future pension and associated expenses: cumulated actuarial difference will be deducted from equity on January 1st 2004


HAVAS                                                                          8

--------------------------------------------------------------------------------
Principal differences between IFRS/French GAAP:
Impact on an ongoing basis
--------------------------------------------------------------------------------

o     Acquisitions completed since 2004

      o     Restructuring provisions go through the P&L
      o More systematic allocation of acquisition costs to intangible assets to be amortized
      o Goodwill will no longer be amortized but will be subject to impairment tests at least once a year
      o     Impairment test made at the level of each cash generating unit
      o     To date, no impact on Havas

o     Treasury stock

      o Systematic deduction from equity of all treasury shares acquired during the period, whatever their expected use. Any depreciation, capital gain or loss will only impact equity


--------------------------------------------------------------------------------
Principal differences between IFRS/French GAAP:
Impact on an ongoing basis
--------------------------------------------------------------------------------

o     Stock Options
      o Accounting for the market value of employee options in the P&L. Information available in the 20F for the last few years (in 2003:
            (euro)6.7 million)

o     Oceane
      o Calculation of financial expenses on the basis of a theoretical interest rate corresponding to the rate that Havas would have obtained for a traditional loan for the same amount and maturity at the issue date

o Presentation of discontinued operations in a separate line in the P&L and balance sheet


HAVAS                                                                          9

--------------------------------------------------------------------------------

                                                               Why bid for Grey?
                                                               -----------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Strategically, a Perfect Fit
--------------------------------------------------------------------------------

Because the Havas/Grey association would have positionned the new group on the highest step of the podium in the most dynamic activities of the market

      o     Media: First global brand (Mediacom + MPG)

      o     Healthcare: #1 worldwide

      o     Interactive: #1 worldwide

-->   Because there were no client conflicts

-->   Because there was a perfect geographic and mix of disciplines fit


HAVAS                                                                         10

--------------------------------------------------------------------------------
In financial terms, accretion for the shareholder on the short term
--------------------------------------------------------------------------------

      o     Important synergies which could be easily implemented
      o An easily improvable profitability using the 2003 Havas restructuring as a model
      o     A significant fiscal optimization

-->   The proposed price +/- 20% lower than WPP's

      A price that was never raised

      Because we were not ready to overpay Grey


--------------------------------------------------------------------------------
Grey: conclusion
--------------------------------------------------------------------------------

      o     This was an opportunity
      o     We wanted to avoid two mistakes:

            1)    Not considering it and, if positive, not bidding
            2)    Increasing the bid to win and so overpaying


                         Grey was only one opportunity


HAVAS                                                                         11

--------------------------------------------------------------------------------
Short term action plan (2004)
--------------------------------------------------------------------------------

o     Deliver a positive organic growth
o     Strongly improve our profitability
      -     Reduce costs
      -     Improve Client remuneration
      -     Develop new high margin disciplines


o     Successfully achieve a Media Joint Venture
o     Improve our financial structure and capacity


--------------------------------------------------------------------------------
Our medium term objectives (2005 - 2007)
--------------------------------------------------------------------------------

                        Market share gain through growth

                         Exceed a 15% operating margin


HAVAS                                                                         12

--------------------------------------------------------------------------------
Organic Growth Calculation
--------------------------------------------------------------------------------
                                                                     in M (euro)

1. 1H03 REPORTED REVENUE                                    836

2. Exchange rate impact                                     (37)
                                                           ----

3. 1H03 at 1H04 FX                                          799

4. Impact of companies closed or sold                       (62)
                                                 -----
                                                 -10.3%
                                                 -----              -----
5. Impact of acquisitions                                     8     -6.2%
                                                           ----     -----

6. 1H-03 AT CONSTANT CURRENCY AND SCOPE                     745

                                                           ----
7. 1H03 REPORTED REVENUE                                    750
                                                           ----

8. ORGANIC REVENUE CHANGE                                  +0.6%


--------------------------------------------------------------------------------
1st Half 2004 - Cash earnings per share*
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            Number of
                        Situation at         shares          Income*
                          30.06.04           issued          (euro)M
                        --------------------------------------------
Nb of shares            306,272,332         306,223,348               ---------
Treasury stock           (7,434,117)         (7,507,572)                Basic
                                                                         EPS
--------------------------------------------------------------------------------
Basic Number            298,838,215         298,715,776       +43        0.14
--------------------------------------------------------------------------------
Options                  29,272,755           1,441,572               ---------
                                                                        Diluted
Oceane 2000              27,414,938               0                      EPS
                                                                      ---------
Oceane 2002              43,827,907          43,364,221       +6         0.14

--------------------------------------------------------------------
Diluted total           399,353,815         343,521,569
--------------------------------------------------------------------

* Net income before goodwill amortization, Group Share


HAVAS                                                                         13

--------------------------------------------------------------------------------
Earn-out/Buy-out
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(euro)M                                          30/06/2004        31/12/2003
--------------------------------------------------------------------------------

Earn-out                                                 28                61
--------------------------------------------------------------------------------
Buy-out                                                  85                95
--------------------------------------------------------------------------------
ESTIMATED TOTAL COMMITMENT                              113               156
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Earn-out + Buy-out -- Maturity profile
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(euro)M                       2004    2005    2006    2007    2008 and +  Total
--------------------------------------------------------------------------------
Commitments

Estimated as at 31/12/2003      85      28      18      11       14         156

--------------------------------------------------------------------------------
Estimated as at 30/06/2004      37      33      13      10       20         113
--------------------------------------------------------------------------------


HAVAS                                                                         14